UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012.	Commission File Number 001-33439

ALDERON IRON ORE CORP.

(Translation of registrant’s name into English)

Suite 1240, 1140 West Pender St., Vancouver, B.C.  Canada  V6E 4G1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐          No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________

EXHIBIT INDEX

Exhibit	Description of Exhibit
99-1	Material Change Report dated September 14, 2012
99-2	Shareholders Agreement dated August 31, 2012
99-3	Investor Rights Agreement dated August 31, 2012
99-4	Iron Ore Off Take Agreement dated August 31, 2012
99-5	Management Agreement dated August 31, 2012
99-6	Limited Partnership Agreement dated August 31, 2012
99-7	Agreement Amending Subscription Agreement dated April 13, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALDERON IRON ORE CORP.
By:
/s/ Sheila Paine
Sheila Paine
Date: September 14, 2012		Assistant Corporate Secretary